Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synopsys, Inc.:

We consent to the use of our report dated December 17, 2009, with respect to the consolidated balance sheets of Synopsys, Inc. and subsidiaries (the Company) as of October 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2009, and the effectiveness of internal control over financial reporting as of October 31, 2009, incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the Company’s method of accounting for uncertainty in income taxes in fiscal 2008 and quantifying errors in fiscal 2007 resulting from the adoption of new accounting pronouncements.

/s/ KPMG LLP

Mountain View, California

April 23, 2010